THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE STATE SECURITIES LAW OR PURSUANT TO RULE 144 OR AN OPINION OF COUNSEL SATISFACTORY TO THE PAYOR THAT SUCH REGISTRATION IS NOT REQUIRED.

$_______________ July 23, 2004

VERDISYS, INC.

CONVERTIBLE PROMISSORY NOTE AGREEMENT WITH 100% WARRANT COVERAGE

This Convertible Promissory Note Agreement (this "Agreement"), dated as of July 23, 2004, is by and between Verdisys, Inc., a California corporation (the "Payor"), and __________________________, or its assigns ("Holder"). For value received, the Payor promises to pay to Holder the principal sum of ____________________, together with all accrued and unpaid interest thereon as set forth below (the "Note").

Interest on the unpaid principal balance of this Note shall accrue at the rate of eight percent (8.0%) per annum commencing on the date hereof, and shall be payable quarterly. The entire unpaid balance of principal and all accrued and unpaid interest shall be due and payable on or before December 31, 2005 (the "Maturity Date"). Interest will be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day). Payment of principal and interest hereunder shall be made by either check or common stock equivalent delivered to the Holder at the address furnished to the Payor for that purpose.

Promissory Note will be convertible into Common Shares, no par value, of Verdisys, Inc. The Conversion Rate shall be equal to one share of Common Stock for every $2.00 of outstanding principal and accrued and unpaid interest then outstanding with respect to the Note. As of the date of this agreement, the Holder agrees to execute and deliver the Registration Rights Agreement in substantially the form attached hereto as Exhibit B (the "Registration Rights Agreement"). In addition, the Payor will issue a warrant for the equivalent number of underlying common shares that the Holder is entitled to convert the principal of the Note into at a strike price of $0.001 exercisable until December 31, 2005, in substantially the form attached hereto as Exhibit C (the "Warrant Agreement"). Payor may convert the Note, and associated interest, into shares of registered common stock of the Company when Verdisys, Inc. common stock trades at an average of $2.00 per share for a period of 20 consecutive trading days, and the Payor has made available registered common shares of the Company for the conversion to take place, in accordance with the registration rights agreement. The Note, the Underlying Shares and the warrants governed by the Warrant Agreement are collectively referred to herein as the "Securities."

All payments of interest and principal shall be in either lawful money of the United States of America or common stock equivalent of Verdisys, Inc. stock at a conversion rate of $2.00 per share. All payments shall be applied first to costs of collection, if any, then to accrued and unpaid interest, and thereafter to principal. The Payor reserves the right to prepay this Note in whole or in part at any time or from time to time upon five (5) days' prior written notice to Holder (as provided above), without penalty or additional fees.

The Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

The Payor agrees to pay Holder's reasonable costs in collecting and enforcing this Note, including reasonable attorneys' fees.

Placement agents and broker dealers, including Peyton, Chandler & Sullivan, Inc. (an NASD broker-dealer affiliate of Cagan McAfee Capital Partners, LLC), may be paid commissions in an amount up to but not to exceed (i) selling commissions from the Payor up to eight percent (8%) of the aggregate proceeds from the issuance of the Underlying Shares, and (ii) a non-accountable expense allowance up to two percent (2%) of the aggregate proceeds from the issuance of the Underlying Shares.

Until the registration statement contemplated by the Registration Rights Agreement is declared effective, Holder hereby agrees not to, and will cause its affiliates not to, enter into any "put equivalent position" as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended, or short sale position with respect to the Common Stock or the Series A Preferred Stock.

Holder makes the following representations and warranties to the Payor, its principals and to participating broker-dealers, if any, jointly and severally:

      (a)   I have had the opportunity to ask questions and receive any additional information from persons acting on behalf of the Payor to verify my understanding of the terms of the Securities and of the Payor's business and status thereof, and that no oral information furnished to the undersigned or my advisors in connection with my participation in the Securities has been in any way inconsistent with other documentary information provided.

      (b)   I acknowledge that I have not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to my participation in the Securities.

      (c)   The Securites are being purchased for my own account for long-term investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meanings of the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state securities laws. No other person or entity will have any direct or indirect beneficial interest in, or right to, the Securities. I or my agents or investment advisors have such knowledge and experience in financial and business matters relating to an investment of this type that will enable me to utilize the information made available to me in connection with the participation in the Securities to evaluate the merits and risks of participation and to make an informed investment decision.

(d)   I understand that (A) the Securities (1) have not been registered under the Securities Act or any state securities laws, (2) will be issued in reliance upon exemptions from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) and/or Regulation D thereof and (3) will be issued in reliance upon exemptions from the registration and prospectus delivery requirements of state securities laws which relate to private offerings, and (B) I must therefore bear the economic risk of such investment indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt therefrom. I further understand that such exemptions depend upon, among other things, the bona fide nature of my investment intent as expressed herein. Pursuant to the foregoing, I acknowledge that the certificates representing the Securities acquired pursuant to this Note (except with respect to the shares of Common Stock issuable upon conversion of the Underlying Shares upon the registration of such shares of Common Stock under the Securities Act in accordance with the Registration Rights Agreement) shall bear a restrictive legend substantially as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS (I) REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OR (II) AN OPINION OF COUNSEL, WHICH OPINION AND COUNSEL ARE BOTH REASONABLY SATISFACTORY TO THE PAYOR, HAS BEEN DELIVERED TO THE PAYOR AND SUCH OPINION STATES THAT THE SECURITIES MAY BE TRANSFERRED WITHOUT SUCH REGISTRATION."

(e)   I acknowledge that I have been advised that:

(i)   The Securities offered hereby have not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of any representations by the Payor. Any representation to the contrary is a criminal offense.

(ii)   In making an investment decision, I must rely on my own examination of the Payor and the terms of the offering of the Securities, including the merits and risks involved. The Securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of any representation. Any representation to the contrary is a criminal offense.

(iii)   The Securities are "Restricted Securities" within the meaning of Rule 144 under the Securities Act, are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

(f)   Other than the rights specifically set forth in the Registration Rights Agreement, I represent, warrant and agree that the Payor and the officers of the Payor (the "Payor's Officers") are under no obligation to register or qualify the participation in the Securities under the Securities Act or under any state securities law, or to assist the undersigned in complying with any exemption from registration and qualification.

(g)   I represent that I am an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act and I have executed the Certificate of Accredited Investor Status, attached hereto as Exhibit D.

(h)   I understand that the participation in the Securities is illiquid, cannot be readily sold as there will not be a public market for them and that I may not be able to sell or dispose of my participation in the Securities, or to utilize the Securities as collateral for a loan. I understand that the purchase of the Securities is a speculative investment and involves substantial risks and that I could lose my entire investment in the Securities. I must not purchase participation in the Securities unless I have liquid assets sufficient to assure myself that such purchase will cause me no undue financial difficulties and that I can still provide for my current and possible personal contingencies, and that the commitment herein for participation in the Securities, combined with other investments of mine, is reasonable in relation to my net worth.

(i)   I understand that my right to transfer my participation in the Securities will be restricted against transfers unless the transfer is not in violation of the Securities Act, the Delaware Securities Law, and any other applicable state securities laws (including investment suitability standards), that the Payor will not consent to a transfer of participation in the Securities unless the transferee represents that such transferee meets the financial suitability standards required of an initial participant and that the Payor has the right, in its absolute discretion, to refuse to consent to such transfer.

(j)   I have been advised to consult with my own attorney or attorneys regarding all legal matters concerning an investment in the Payor and the tax consequences of participation in the Securities, and have done so, to the extent I consider necessary.

(k)   I acknowledge that the tax consequences to me of investing in the Payor will depend on my particular circumstances, and neither the Payor, the Payor's officers, any other investors, nor the partners, shareholders, members, managers, agents, officers, directors, employees, affiliates or consultants of any of them, will be responsible or liable for the tax consequences to me of an investment in the Payor. I will look solely to and rely upon my own advisers with respect to the tax consequences of this investment.

(l) All information which I have provided to the Payor concerning myself, my financial position and my knowledge of financial and business matters is truthful, accurate, correct and complete as of the date set forth herein. I agree to furnish the Payor such other information as the Payor may reasonably request in order to verify the accuracy of the information contained herein.

(m) I and my affiliates do not have, and during the 30 day period prior to the date of this Agreement, I and my affiliates have not entered into, any "put equivalent position" or short sale positions with respect to the Common Stock.

I hereby agree to indemnify and hold harmless the Payor, its principals, the Payor's officers, directors and attorneys, from any and all damages, costs and expenses (including actual attorneys' fees) which they may incur (i) by reason of my failure to fulfill any of the terms and conditions of participation, (ii) by reason of my breach of any of my representations, warranties or agreements contained herein; (iii) with respect to any and all claims made by or involving any person, other than me personally, claiming any interest, right, title, power or authority in respect to my participation. I further agree and acknowledge that these indemnifications shall survive any sale or transfer, or attempted sale or transfer, of any portion of my participation.

This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the Holder. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties shall be deemed to be made by and be binding on each such person and his heirs, executors, administrators, successors, and assigns.

The terms of this Agreement shall be construed in accordance with the laws of the State of Delaware. The terms of this Agreement (including, without limitation, the Maturity Date, and the rate of interest) may be waived or modified only in writing, signed by the Payor.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

VERDISYS, INC.

By: _____

Name: _____

Title: _____

HOLDER:

By: _____

Name: _____

Title: _____

Certificate of Designation of Series A Convertible Preferred Stock

Form of Registration Rights Agreement

Exhibit C

Form of Warrant Agreement

Certificate of Accredited Investor Status

Except as may be indicated by the undersigned below, the undersigned is an "accredited investor," as that term is defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The undersigned has checked the box below indicating the basis on which he is representing his status as an "accredited investor":

☐ a bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"); an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors";

☐ a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ a natural person whose individual net worth, or joint net worth with the undersigned's spouse, at the time of this purchase exceeds $1,000,000;

☐ a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with the undersigned's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment; or

☐ an entity in which all of the equity holders are "accredited investors" by virtue of their meeting one or more of the above standards.

☐ an individual who is a director or executive officer of Particle Drilling Technologies, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Accredited Investor Status effective as of June 24, 2004.

Name of Holder

By: _____
Name: _____
Title: _____

Investor Information Page
(Please complete and Return to Payor)

(The information below should be consistent with the form of ownership selected below.)

Name (please print):_____

If entity named above   By:_____
                                  Its:_____

Social Security or Taxpayer I.D. Number:_____

Business Address (including zip code):_____

Business Phone: _____

Business Fax: _____

Residence Address (including zip code):_____

Residence Phone: _____

All communications to be sent to:

_____   Business or

_____   Residence Address

Please indicate below the form in which you will hold title to your interest in the Underlying Shares. PLEASE CONSIDER CAREFULLY. ONCE YOU SELECT THE FORM OF TITLE, A CHANGE IN THE FORM OF TITLE CONSTITUTES A TRANSFER OF THE INTEREST IN THE UNDERLYING SHARES AND MAY THEREFORE BE RESTRICTED BY THE TERMS OF THIS NOTE, AND MAY RESULT IN ADDITIONAL COSTS TO YOU. Holders should seek the advice of their attorneys in deciding in which of the forms they should take ownership of the interest in the Underlying Shares, because different forms of ownership can have varying gift tax, estate tax, income tax, and other consequences, depending on the state of the investor's domicile and his or her particular personal circumstances.

_____ INDIVIDUAL OWNERSHIP (one signature required)

_____ JOINT TENANTS WITH RIGHT OF SURVIVORSHIP AND NOT AS TENANTS IN COMMON (both or all parties must sign)

_____ COMMUNITY PROPERTY (one signature required if interest held in one name, i.e., managing spouse; two signatures required if interest held in both names)

_____ TENANTS IN COMMON (both or all parties must sign)

_____ GENERAL PARTNERSHIP (fill out all documents in the name of the PARTNERSHIP, by a PARTNER authorized to sign, and include a copy of the Partnership Agreement)

_____ LIMITED PARTNERSHIP (fill out all documents in the name of the LIMITED PARTNERSHIP, by a GENERAL PARTNER authorized to sign, and include a copy of the Limited Partnership Agreement and any other document showing that the investment is authorized)

_____ LIMITED LIABILITY COMPANY (fill out all documents in the name of the LIMITED LIABILITY COMPANY, by a member authorized to sign, and include a copy of the LIMITED LIABILITY COMPANY's Operating Agreement and any other documents necessary to show the investment is authorized.)

_____ CORPORATION (fill out all documents in the name of the CORPORATION, by the President or other officer authorized to sign, and include a copy of the Corporation's Articles and certified Corporate Resolution authorizing the signature)

_____ TRUST (fill out all documents in the name of the TRUST, by the Trustee, and include a copy of the instrument creating the trust and any other documents necessary to show the investment by the Trustee is authorized. The date of the trust must appear on the Notarial where indicated.)